INVESTOR PRESENTATION

Q2 Fiscal Year 2026

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language

This presentation contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "believe," "project," "estimate," "expect," "strategy," "future," "likely," "may," "should," "will" and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2026 fiscal year and statements we make regarding expected growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the impact macroeconomic factors may have on the overall business environment, our ability to achieve our fiscal 2026 guidance, future revenue growth, the company's ability maintain sales levels, the Company's ability to integrate Book4Time and realize future synergies, and the risks described in the Company's filings with the Securities and Exchange Commission, including the Company's reports on Form 10-K and Form 10-Q. Additionally, references to "record" financial and business levels in this document refer only to the time period after Agilysys made the transformation to an entirely hospitality focused software solutions company in FY2014.

Any forward-looking statement made by us in this investor presentation is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors' understanding of the Company's ongoing operations.



2

Our Mission



Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Defining Strategy Pillars

1 **100% HOSPITALITY FOCUSED**

OBSESSIVELY CUSTOMER-CENTRIC 2

3 **CORE PRODUCT FOCUS & INNOVATION DRIVEN**

STATE OF THE ART CLOUD-NATIVE & ON-PREMISE OPTIONS 4

5 **END-TO-END COMPREHENSIVE SOLUTION OFFERINGS**



Global Presence

Publicly Traded - NASDAQ: AGYS



118 Countries

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Toronto, Ontario
- Santa Barbara, California
- Bellevue, Washington

EMEA Offices
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

India Development Center
- Chennai, India

Global Customers



Gaming



Managed Foodservice



Hotels, Resorts & Cruise



International







































Station Casinos
Casino Arizona
Talking Stick Resort
Caesars Entertainment
The Venetian

Compass Group
University of Houston
Community Medical Centers
Morey's Piers and Water Parks
Brigham Young University BYU Founded 1875 Provo, Utah

Hershey Entertainment & Resorts
Kalahari Resorts & Conventions
Marriott
Pinehurst
Royal Caribbean Group

Mohegan Inspire Entertainment Resort
Carnival UK
Marina Bay Sands Singapore
Watergate Bay Hotel
Hilton

Connected Experiences

Agilysys Hospitality Product Suite


Loyalty & Promotions
Digital Marketing
Book
Guest App
Central Reservations
LOYALTY & PERSONALIZATION
SURVEYS & RE-ENGAGE
TRIP BOOKING
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Keys
Analyze
BUSINESS INTELLIGENCE
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
EVENTS, MEMBERS & OWNERS
Pay
Authorize
IG Quick Pay
Gift Card
Sales & Catering
Membership
Residence Management
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE ACTIVITIES
IG Fly
IG OnDemand
IG Kiosk
IG PanOptic Kiosk
IG Smart Menu
IG KDS
IG Digital Menu Board
Service
DataMagine
Reserve
Golf
Spa
Book4Time
Retail
3rd Party Solution Integration With Modern Restful APIs

Total Addressable Market - TAM



$2.7B
POS Core

43% ARR*

$2.1B
PMS Core

16% ARR*

$16.0B
Total TAM

$2.5B
Tier 2 Core: Spa, Golf and Sales & Catering Solutions

13% ARR*

$8.7B
Other Add On

28% ARR*

$204M* **ARR**

*Exit rate ARR quarter ended September 30, 2025.

8

Agilysys Revenue Overview

18%

Total
Revenue YOY
Growth*

63%

Recurring
Revenue/Total
Revenue*

65%

Subscription
Revenue/Recurring
Revenue*

41%

Subscription
Revenue YOY
Growth Rate*

Data is as of the trailing twelve months ended September 30, 2025.

Agilysys



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE
52% of Revenue

INVENTORY & PROCUREMENT
4% of Revenue

Lodging Solutions

PROPERTY MANAGEMENT
29% of Revenue

Cross Functional

PAYMENT Revenue
9% of Revenue

DOCUMENT MANAGEMENT
6% of Revenue

Region

North America
91% of Revenue

APAC Plus EMEA
9% of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended September 30, 2025 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.



Existing Customers Average Products Per Property - Exit Rate



FY26 Annual Guidance – RAISED Revenue Guidance October CY26

$315M to $318M ANNUAL REVENUE

20% ADJUSTED EBITDA/ REVENUE

29% YEAR OVER YEAR GROWTH

REVENUE

Original guidance of $308M to $312M

Adjusted EBITDA

SUBSCRIPTION REVENUE

Q1FY26 guidance raise to 27% year over year growth

Original guidance of 25% year over year growth



12

FINANCIAL OVERVIEW

Evolving Business, Evolving P&L

Business Metrics (as of 09/30/25)

Recurring Revenue*
As % of Total Revenue — 63%

Subscription Revenue*
As % of Recurring Revenue — 65%

Services Revenue*
As % of Total Revenue — 23%

Subscription Revenue Growth Y/Y* — 41%

New Customer Count* — 70

Financial Metrics and Valuation*

Share Price (12/05/25)	$126.02
Diluted Shares Outstanding	28.3M
Diluted Market Capitalization	$3,572.4M
Cash (as of 09/30/25)	$59.3M
Debt (as of 09/30/25)	$20.6M
Enterprise Value	$3,533.7M
Revenue	$299.8M
Gross Profit	$185.2M
Adjusted EBITDA^	$58.4M
Earnings per Share	$0.86
EV/Revenue	11.8x
EV/Gross Profit	19.1x

^Non-GAAP measure, see reconciliation on slide 23.
*Trailing twelve months ended September 30, 2025.



14

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*		
	September 30, 2025	**March 31, 2025**
Cash, Cash Equivalents and Marketable Securities	$59,336	$73,041
Other Current Assets	58,625	50,486
Long-Term Assets	307,607	310,843
Total Assets	**$425,568**	**$434,370**
Current Liabilities	$96,748	$111,024
Other Liabilities	32,073	57,460
Total Liabilities	128,821	168,484
Shareholders' Equity	296,747	265,886
Total Liabilities and Shareholders' Equity	**$425,568**	**$434,370**



Revenue Growth ($M)



85
75
65
55
45
35
25
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
Mar CY25
Jun CY25
Sept CY25
FY21
FY22
FY23
FY24
FY25
FY26

Nasdaq
AGYS

Recurring Revenue Growth ($M)

Historical Financial Results



All numbers in thousands.
^ Non-GAAP measure, see reconciliation beginning on slide 23.
*Trailing twelve months ended September 30, 2025.

18

APPENDIX



agilysys
Hospitality Experience Cloud

  

FOOD & BEVERAGE ECOSYSTEM
CORE POS

EXPERIENCE
- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS
- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM
CORE PMS

EXPERIENCE
- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS
- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM
CORE I&P

EDITIONS
- Standard
- Enterprise
- Professional

MODULES
- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

Agilysys Omnichannel POS Solution



Kiosk

Digital Menus/Ordering

Dining Reservations

Mobile / Web

Marketing & Upsell

Point-of-Sale

Payments

Inventory & Procurement

Mobile App & APIs

Analytics

Agilysys Lodging Ecosystem

Central Reservations:
a Central Reservations

Staff Task Management &
2-Way Guest Communication:
a Service

Sales & Catering:
a Sales & Catering

Activities:
a Golf a Spa
a Reserve

Point-of-Sale & Retail:
a InfoGenesis
a Retail

Check-In/Out:
a Express Mobile

a PMS

Document Management:
a DataMagine

Payments:
a Authorize
a Pay

Business Analytics:
a Analyze

Online Booking:
a Book

Marketing & Upsell:
a Loyalty & Promotions
a Digital Marketing



22

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

		Twelve Months Ended March 31,		
(In thousands)	TTM*	2025	2024	2023
Net income	$ 24,355	$ 23,225	$ 86,195	$ 14,582
Income tax provision (benefit)	9,321	2,410	(65,511)	1,182
Income before taxes	33,676	25,635	20,684	15,764
Depreciation of fixed assets	3,834	3,679	3,896	1,769
Amortization of internal-use software and intangibles	5,593	3,859	1,366	1,743
Amortization of developed technology acquired	656	461	159	159
Interest income, net	(355)	(2,253)	(5,083)	(2,192)
EBITDA (a)	43,404	31,381	21,022	17,243
Share-based compensation	19,368	17,777	14,111	12,958
Severance and other charges	(3,182)	4,628	1,756	435
Other non-operating (income) expense	(1,933)	(791)	152	(697)
Legal settlements, net	699	844	28	352
Adjusted EBITDA (b)	58,356	53,839	37,069	30,291

(a) EBITDA is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) legal settlements, ii) other (gains) and charges, net iii) share-based compensation, and iv) other non-operating (income) expense



Trailing twelve months ended September 30, 2025.

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

Three Months Ended

(In thousands)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
Net income	$ 11,710	$ 4,890	$ 3,925	$ 3,830	$ 1,364	$ 14,106	$ 2,961	$ 77,141	$ 4,545	$ 1,548	$ 4,075	$ 3,892	$ 3,576
Income tax (benefit) provision	4,001	(41)	1,448	3,913	3,782	(6,734)	1,885	(68,043)	295	352	262	678	(158)
Income before taxes	15,711	4,849	5,373	7,743	5,146	7,372	4,846	9,098	4,840	1,900	4,337	4,570	3,418
Depreciation of fixed assets	964	944	941	985	915	838	854	909	1,209	923	398	437	461
Amortization of internal-use software and intangibles	1,432	1,457	1,082	1,622	904	251	246	343	347	430	417	430	443
Amortization of developed technology acquired	167	166	160	163	99	38	40	39	41	39	39	39	40
Interest (expense) income, net	(290)	(230)	(76)	241	(637)	(1,782)	(1,503)	(1,252)	(1,227)	(1,101)	(1,006)	(704)	(379)
EBITDA (a)	17,984	7,186	7,480	10,754	6,427	6,717	4,483	9,137	5,210	2,191	4,185	4,772	3,983
Share-based compensation	5,000	5,029	5,121	4,218	4,009	4,429	4,622	3,638	2,684	3,167	3,548	3,466	3,456
Severance and other charges	(5,456)	256	2,030	(12)	2,037	550	1,711	(924)	210	759	61	93	67
Other non-operating expense (income)	(1,274)	(98)	13	(574)	(383)	157	136	(95)	(51)	159	102	(384)	(112)
Legal settlements, net	110	114	145	330	104	265	28	-	-	-	248	104	-
Adjusted EBITDA (b)	$ 16,364	$ 12,487	$ 14,789	$ 14,716	$ 12,194	$ 12,118	$ 10,980	$ 11,756	$ 8,053	$ 6,276	$ 8,144	$ 8,051	$ 7,394

(a) EBITDA, a non-GAAP financial measure, is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology).

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest (income), net, depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) share-based compensation, ii) other charges, net iii) other non-operating (income) expense, net, and iv) legal settlements



Non-GAAP Reconciliation

AGILYSYS, INC.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE

(UNAUDITED)

(In thousands)	TTM*		Twelve Months Ended March 31,					
	2026		2025		2024		2023	
Net income attributable to common shareholders	$	24,355	$	23,225	$	84,991	$	12,746
Amortization of intangibles		5,593		3,859		1,366		1,743
Amortization of acquired technology		656		461		159		159
Share-based compensation		19,368		17,777		14,111		12,958
Tax Events (a)		5,310		(1,669)		(69,067)		-
Severance and other charges		(3,182)		4,628		1,756		435
Legal settlements, net		699		844		28		352
Income tax adjustments		(6,146)		(5,322)		(3,805)		(3,274)
Adjusted net income (b)		46,653		43,803		29,539		25,119
Basic weighted average shares outstanding		27,838		27,518		25,668		24,694
Diluted weighted average shares outstanding		28,348		28,257		26,842		25,929
Adjusted basic earnings per share (c)		1.68		1.59		1.15		1.02
Adjusted diluted earning per share (c)		1.65		1.55		1.10		0.97

(a) Tax events include excess tax benefits or deficiencies related to share-based compensation, release of valuation allowances against deferred income taxes, and changes in uncertain tax positions

(b) Adjusted net income, a non-GAAP financial measure is defined as net income attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and other charges, net, and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate and, as defined under (a) above, tax events.

(c) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income divided by basic and diluted weighted average shares outstanding



Trailing twelve months ended September 30, 2025.

25

Cash Flow

		TTM*		31-Mar FY25		31-Mar FY24		31-Mar FY23
Operating activities								
Net income from operations	$	24,355	$	23,225	$	86,195	$	14,582
Non cash adjustments, restructuring, legal settlements		40,715		26,235		(48,125)		16,355
Changes in assets & liabilities		(6,763)		5,668		10,116		3,526
Net cash provided by operating activities		58,307		55,128		48,186		34,463
Investing activities								
Capital expenditures		(2,113)		(2,783)		(8,127)		(7,238)
Cash (paid for) business combinations, net of cash acquired		(811)		(145,756)		-		395
Proceeds from sale of assets		-		-		552		-
Investments		(27)		(27)		(27)		(27)
Net cash used in investing activities		(2,951)		(148,566)		(7,602)		(6,870)
Net cash used in financing activities		(50,717)		21,928		(8,558)		(11,094)
Effect of exchange rate		(191)		(340)		23		(628)
Increase (decrease) in cash & cash equivalents		4,448		(71,850)		32,049		15,871
Cash & cash equivalents - beginning of period		54,888		144,891		112,842		96,971
Cash & cash equivalents - end of period	$	59,336	$	73,041	$	144,891	$	112,842



Trailing twelve months ended September 30, 2025.

Recurring Revenue ($M)



CONTACT

Jessica Hennessy
Vice President Investor Relations and Operations
(770) 810-6116
InvestorRelations@agilysys.com



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